UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

MEDAMERICA PROPERTIES INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 001-09043

Delaware (State or other jurisdiction of incorporation or organization)	36-3361229 (I.R.S. Employer Identification No.)

Boca Center, Tower 1, 5200 Town Center Circle,

Suite 550,

Boca Raton, Florida 33486

(Address of principal executive offices)

(561) 617-8050

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: November 4, 2019

MEDAMERICA PROPERTIES INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

November 4, 2019

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MEDAMERICA PROPERTIES INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to MedAmerica Properties Inc.

INTRODUCTION

This Information Statement is being mailed on or about November 4, 2019 to the holders of record at the close of business on October 25, 2019 (the “Record Date”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than at a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission (“SEC”) on May 31, 2019, the Company and certain of its newly formed subsidiaries entered into 19 separate agreements and plans of merger (collectively and as amended, the “Merger Agreements”) with each of Broad Street Realty Company, LLC (“BSR”), Broad Street Ventures, LLC (“BSV”) and each of BSV Avondale LLC, BSV Colonial Investor LLC, BSV Coral Hills Investors LLC, BSV Crestview Square LLC, BSV Cromwell Parent LLC, BSV Cypress Point Investors LLC, BSV Dekalb LLC, BSV Greenwood Investors LLC, BSV Highlandtown Investors LLC, BSV Hollinswood LLC, BSV Lamont Investors LLC, BSV Lamonticello Investors LLC, BSV LSP East Investors LLC, BSV Patrick Street Member LLC, BSV Premier Brookhill LLC, BSV Spotswood Investors LLC and BSV West Broad Investors LLC (collectively, the “Broad Street Entities”; each, a “Broad Street Entity”). Pursuant to the Merger Agreements, in a series of 19 mergers (the “Mergers”), BSR, BSV and each Broad Street Entity will merge with and into a subsidiary of the Company, with BSR, BSV and each Broad Street Entity surviving. MedAmerica following the completion of the Mergers is referred to herein as the “Combined Company.” Pursuant to the Merger Agreements, the name of the Combined Company will be changed to “Broad Street Realty, Inc.” prior to the closing of the Mergers.

Each Broad Street Entity currently directly or indirectly owns a single retail or mixed-use real estate property. BSR serves as the property manager for the properties owned by the Broad Street Entities, other than the property known as Brookhill Azalea Shopping Center. BSV, either alone or together with certain co-managers or co-managing members, serves as the manager or managing member of each of the Broad Street Entities. In addition, BSR provides commercial real estate brokerage services for its own portfolio and third-party retail operators and tenants. Following the completion of the Mergers, the Combined Company will succeed to the property management and brokerage business of BSR and the ownership of the 17 properties owned by the Broad Street Entities.

The Mergers are expected to close in two or more phases, with the initial closing (the “Initial Closing”) to include the Mergers with BSR, BSV and eight of the Broad Street Entities. Pursuant to the Merger Agreements, at the Initial Closing, the Board will be increased to seven directors, with five new directors appointed by BSR and two current directors of the Company remaining on the Board, and the other current directors resigning. As a result, there will be a change in control of the majority of the Board in connection with the Initial Closing. We expect that the Initial Closing will occur no earlier than 10 days after this Information Statement is mailed.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Pursuant to the Merger Agreements, effective at the Initial Closing, the Board will be comprised of seven directors, with five directors appointed by BSR. Joseph C. Bencivenga and Vineet P. Bedi, two current directors of the Company, will remain on the Board following the Initial Closing. Michael Z. Jacoby, BSR’s chief executive officer, will serve as chairman of the Board and as chief executive officer of the Combined Company, and Thomas M. Yockey, BSR’s president, will serve on the Board of the Combined Company. BSR has informed us that its remaining designees will be Jeffrey H. Foster, David J.W. Neal and Samuel M. Spiritos. In addition, BSR’s current management team will become the management team of the Combined Company, and all of BSR’s employees will become employees of the Combined Company or its subsidiaries.

Each of BSR’s designees has consented to serve on the Board upon appointment. Prior to the Initial Closing, none of Messrs. Jacoby, Yockey, Foster, Neal or Spiritos will have been a director of the Company or held any previous position with the Company, and none has otherwise been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates, other than in connection with the Mergers. During the past ten years, none of the directors that will serve on the Board following the Initial Closing has been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law or been the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity or equivalent organization that has disciplinary authority over its members or associated persons.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 50,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 20,000 shares are designated as Series A preferred stock, $0.01 par value per share, 10,000 shares are designated as Series B preferred stock, $0.01 par value per share, and 10,000 shares are designated as Series C preferred stock, $0.01 par value per share. As of the Record Date, there were 2,610,568 shares of Common Stock outstanding, 500 shares of Series A preferred stock outstanding and no shares of Series B or Series C preferred stock outstanding.

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, and directors are elected by a plurality of the votes cast in the election of directors. Holders of Series A preferred stock, Series B preferred stock and Series C preferred stock generally have no voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the number of shares of our Common Stock beneficially owned as of the Record Date by (i) those persons known by us to be owners of more than 5% of our Common Stock, (ii) each director, (iii) our executive officers, and (iv) all of our executive officers and directors as a group. Unless otherwise specified in this table, the address for each person is: c/o MedAmerica Properties Inc., Tower 1, 5200 Town Center Circle, Suite 550, Boca Raton, Florida 33486.

Applicable percentages are based on 2,610,568 shares outstanding, adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock underlying options that are currently exercisable or exercisable within 60 days are treated as outstanding for computing the percentage of the person holding the option, but are not considered outstanding for computing the percentage of any other person. The table includes only vested options and/or options that have vested or will vest and become exercisable within 60 days. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned by them.

Name and Address	Common Stock	Stock Options	Total Stock Owned	Percentage Ownership
Gary O. Marino (1)	555,601	10,000	565,601	21.67%
Paul S. Dennis (2)	148,402	10,000	158,402	6.07%
Donald S. Denbo (3)	36,684	10,000	46,684	1.79%
Joseph Bencivenga	—	15,000	15,000	0.57%
Patricia Sheridan	—	—	—	—%
Bennett Marks	27,373	10,000	37,373	1.43%
Vineet P. Bedi	—	10,000	10,000	0.38%
Robert Schellig	—	5,000	5,000	0.19%
Total Directors and Officers	768,060	70,000	838,060	32.10%
Sheltering Palms Foundation Inc. (4)	343,333	0	343,333	13.15%
2378 NW 60th Street Boca Raton, FL 33496
Richard Friedman	166,666	0	166,666	6.38%
730 Intracoastal Drive Ft. Lauderdale, FL 33304

(1)	475,314 shares are held by Marino Family Holdings LLC. 79,703 shares are held by the Marino Family Dynasty Trust. 400 shares are held in an individual retirement account for Gary O. Marino.
(2)

32,000 shares are held individually by Mr. Dennis. 115,202 shares of Common Stock are owned by Paul S. Dennis, Trustee under the Paul S. Dennis Trust Agreement dated August 9, 1983, as modified. 1,200 shares are held in an IRA account.

(3)	20,800 shares are held individually. 15,884 shares are held by Coalbrookedale Partners of which Mr. Denbo is the president.
(4)	Includes 10,000 shares owned by the foundation’s chairman, Harvey Polly.

DIRECTORS AND EXECUTIVE OFFICERS

In connection with the Initial Closing described above, there will be changes in the members of our Board and a change in our executive officers. Michael Z. Jacoby will be appointed chairman and chief executive officer of the Company and Alexander Topchy will be appointed chief financial officer of the Company effective on the date of the Initial Closing. BSR has informed us that it intends to designate Michael Z. Jacoby, Thomas M. Yockey, Jeffrey H. Foster, Daniel J.W. Neal and Samuel M. Spiritos as directors to be effective on the date of the Initial Closing, which will be no less than 10 days following the mailing of this Information Statement to the Company’s stockholders.

The Board of Directors is comprised of only one class. Each director shall hold office for a term of one year or until the election and qualification of his successor.

Directors and Executive Officers Prior to the Mergers

The following table and paragraphs provide information about each of our current directors and executive officers as of the date of this Information Statement.

Name	Age	Position
Gary O. Marino	75	Chairman, President and Chief Executive Officer
Paul S. Dennis	82	Director
Donald S. Denbo	70	Director
Joseph C. Bencivenga	60	Director
Bennett Marks	71	Director
Vineet P. Bedi	36	Director
Robert Schellig	74	Senior Vice President and General Counsel
Patricia Sheridan	57	Chief Financial Officer

Gary O. Marino joined the Board in January 2007, was appointed as chairman in January 2008 and also served as our chief executive officer from November 2008 until he stepped down in October 2013. Mr. Marino is the chairman, president, and chief executive officer of Boca Equity Partners LLC (“BEP”) and Patriot Equity LLC. Mr. Marino served as chairman, president and chief executive officer of Patriot Rail Corp., an owner and operator of short line and regional railroads, from 2005 until 2012, and formerly held the same positions at RailAmerica, Inc., a New York Stock Exchange-listed company that he founded in 1985, until his retirement in 2004. From 1984 until 1993, Mr. Marino served as chairman, president and chief executive officer of Boca Raton Capital Corporation, a publicly owned venture capital investment company. Prior to that he spent more than fifteen years in commercial banking in New York as a senior loan officer and was also president and chief executive officer of two small business investment companies (SBICs), as well as president of a Florida-based commercial bank. Mr. Marino received his B.A. degree from Colgate University and his M.B.A. from Fordham University. From 1966 to 1969, he served as an officer of the United States Army Ordnance Corps. He has also served on the boards of the American Association of Railroads and National Railway Equipment Corp.

Paul S. Dennis joined the Board in January 2007 and served as interim chief executive officer, president and chief financial officer from November 2016 to August 2017. Previously, Mr. Dennis served as interim chief executive officer from April 2008 and chief financial officer from February 2007 to November 2008. Mr. Dennis has served as president and chief executive officer of Associated Health Care Management Company, Inc. since 1977. Health Care Management is a Cleveland, Ohio based company that manages eight nursing care facilities and four congregate living facilities. The company has sold all but one of its facilities. Mr. Dennis has also been a director and officer with various companies and business ventures in the hardware distribution, pharmaceuticals distribution and steel fabrication industries and a real estate developer, general contractor, owner and investor.

Donald S. Denbo joined the Board in October 2013. Mr. Denbo has over 40 years of business experience and is a founding member of Commercial Insurance Associates, LLC (CIA), an independent insurance agency specializing in risk management for a diversified client base. His knowledge and practice is varied, as it encompasses his more than 30 years of success in the insurance industry. In addition, Mr. Denbo has been an owner of Denbo Metal Recovery and a director of Tennessee Valley Recycling LLC, Bancroft Technology Group, Jet Plex Associates, Shadow Bluff Development, Reid Hill and Greymont Kennels, LLC. Mr. Denbo’s education includes a B.S. and a M.S. in Psychology from the University of Tennessee, studies at the Vanderbilt School of Medicine and a PhD in Economics from the London School of Economics.

Joseph C. Bencivenga joined the Board and became the Company’s president and chief executive officer in August 2017 and will resign from his position as president and chief executive officer and continue to serve as a director of the Company effective as of the Initial Closing. In addition to serving as the Company’s president, Mr. Bencivenga is currently the Executive Vice President – Finance & Strategy of International Rail Partners LLC. Prior to joining the Company, Mr. Bencivenga spent more than 30 years in investment banking in New York, California, and London with Barclays Capital, Salomon Brothers, Drexel Burnham, and Lehman Brothers, among other firms. Beginning in February 2012 until April 2014, he was a partner at G.C. Andersen Partners, LLC. In June 2010 until February 2012, he worked as founder and managing member of JBenz Consulting. Prior to these roles, from 2005 until 2010, Mr. Bencivenga was a founding partner of a $5 billion hedge fund whose business included lending to and investing private equity in small to medium sized companies. During his tenure at Barclays Capital beginning in August 1997 until February 2001, Mr. Bencivenga served as Managing Director/Global Head of High Yield, and his team originated over 75 high yield, mezzanine and bridge loan transactions and acted as lead or joint lead on over twenty transactions. Mr. Bencivenga has also served as a Board member for numerous companies providing strategic financial advice in businesses in real estate, music, gaming, solid waste management, and many other industries. Mr. Bencivenga has a Master in Business Administration - Finance and a Bachelor of Science in Marketing from Fairleigh Dickinson University.

Bennett Marks joined the Board in August 2017. Mr. Marks previously served as a member of the Board from November 2008 to October 2013 and chief financial officer from November 2008 to May 2010. Mr. Marks is currently executive vice president & chief financial officer of BEP since January 2013. Prior to that Mr. Marks served as executive vice president and chief executive officer of Patriot Rail Corp., an owner and operator of short line and regional railroads, since 2005. Mr. Marks has served as executive vice president and chief financial officer of six publicly-held and privately-owned companies in the transportation, healthcare, manufacturing, distribution and telecommunications industries. While chief financial officer at RailAmerica, Inc., he developed and implemented the financial framework of the company as revenues grew from $130 million to $450 million. Mr. Marks has more than twenty years of experience in public accounting, including ten years as an audit/client services partner with KPMG, where he was an Associate SEC Reviewing Partner and the Administrative Partner in Charge of the West Palm Beach office. Mr. Marks is licensed CPA in Florida and New York.

Vineet P. Bedi joined the Board in May 2018 and will serve as a director of the Company effective upon the Initial Closing. Mr. Bedi has over 15 years of experience in real estate investing, private equity, capital markets and public securities investing. Mr. Bedi has served as Senior Vice President – Head of Capital Markets & Corporate Strategy of Invesque Inc. (TSX: IVQ.U) since February 2019. Mr. Bedi has served as Managing Partner of KRV Capital, LP since 2016. Prior to founding KRV Capital, LP, Mr. Bedi was the founder, managing partner and chief investment officer of Booth Park Capital Management, LLC, an alternative asset management firm investing in real estate related securities, from 2013 to 2015. Previously, Mr. Bedi served as a managing director and portfolio manager at Guggenheim Partners from 2012 to 2013, where he managed an opportunistic portfolio in the public and private real estate markets. Prior to that, Mr. Bedi was a principal and senior investment professional at High Rise Capital Management, a multi-billion dollar opportunity fund investing in the public and private real estate markets, from 2006 to 2011. Mr. Bedi began his career in the investment banking and proprietary trading groups at Bank of America Merrill Lynch and has held senior positions with Carlson Capital, LP and Schonfeld Group Holdings. Mr. Bedi has also served as an executive advisor for various public and private real estate entities. Mr. Bedi serves as an Adjunct Associate Professor of Finance at the NYU-Stern School of Business. Mr. Bedi is a graduate of the NYU-Stern School of Business and is a CFA Charterholder.

Robert Schellig was appointed senior vice president and general counsel of the Company in August 2017. Mr. Schellig has over 47 years of legal experience in the areas of regulatory compliance, acquisitions and divestitures, contract administration, government relations, real estate and litigation. Following eight years of experience as a chief trial attorney at Canadian National Railroad’s U.S. subsidiaries, he moved to the executive department where he headed the Corporate Development, Real Estate Development and Government Relations Department among other duties. He served in that capacity for 14 years and then entered the private sector specializing in the same general areas of law. Mr. Schellig served as vice president - law and then chief legal officer at Patriot Rail Corp. He is currently general counsel at International Rail Partners LLC as well as at the Company.

Patricia K. Sheridan was appointed chief financial officer of the Company in September 2017. Ms. Sheridan has over 33 years of accounting, tax, reorganization and real estate experience. Since 2011, Ms. Sheridan has served as the managing member of PKS Group LLC, a consulting firm providing financial oversight for small to mid-sized privately owned companies, high net worth individuals and family offices. Over the last 12 years, she has worked in various capacities for private real estate development firms. Prior to that, Ms. Sheridan served as the president and managing director at a $750 million investment management company and served in multiple roles with NYSE traded Beneficial Corporation, most recently Director - Corporate Real Estate Properties. Ms. Sheridan began her accounting career at Arthur Anderson & Co.

Directors and Executive Officers after the Mergers

The following table and paragraphs provide information about the individuals who will serve as our directors and executive officers effective as of the Initial Closing. For more information regarding Messrs. Bedi and Bencivenga, see “—Directors and Executive Officers Prior to the Mergers.”

Name	Age	Position
Michael Z. Jacoby	56	Chairman and Chief Executive Officer
Thomas M. Yockey	64	Director
Vineet P. Bedi	36	Director
Joseph Bencivenga	60	Director
Jeffrey H. Foster	57	Director
Daniel J.W. Neal	61	Director
Samuel M. Spiritos	57	Director
Alexander Topchy	48	Chief Financial Officer

Michael Z. Jacoby. Mr. Jacoby will serve as the chairman and chief executive officer of the Company following the Initial Closing. Mr. Jacoby co-founded BSR in 2002 and has served as Chief Executive Officer of BSR since that time. Mr. Jacoby has more than 31 years of experience in the real estate industry and is an expert in large-scale leasing, acquisition, and development transactions. He has successfully completed commercial property transactions involving the acquisition, financing, development and leasing of more than twenty five million square feet of properties throughout the United States. Prior to co-founding BSR, Mr. Jacoby co-founded Core Location LLC, a firm focused on development, leasing, and capital partner relationships. During his time at Core Location, Mr. Jacoby was instrumental in the acquisition, financing, redevelopment, leasing and sale of the 1.2 million square foot Lakeside Technology Center in Chicago, Illinois, the world's largest data center, the San Jose Technology Center in San Jose, California and the Metro Atlanta Technology Center in Atlanta, Georgia. Prior to co-founding Core Location, Mr. Jacoby was senior vice president and manager of the Ezra Company. He served as manager of the HQ office and on the Ezra Board of Directors. At Ezra, he specialized in advising and negotiating on behalf of technology companies throughout the United States. Mr. Jacoby holds a Bachelor of Science degree from Washington & Lee University.

Thomas M. Yockey. Mr. Yockey will serve as a director of the Company effective as of the Initial Closing. Mr. Yockey co-founded BSR in 2002 with Mr. Jacoby and has served as President of BSR since that time. Mr. Yockey has successfully managed large complex technical teams and a full range of development activities including acquisitions, dispositions, financing, leasing, zoning/entitlements, site planning, design, and engineering, permitting, contractor bidding/negotiation, base building construction, tenant improvements and legal matters. Prior to co-founding BSR, Mr. Yockey was Principal and Director of Development for Core Location, LLC, where he managed a national development program, focusing on projects that directly address the unique demands of mission critical telecommunications infrastructure and Internet data center providers. His duties included managing the company's development/construction team in the delivery of 2,500,000 square feet of projects over a two-year period and participating as a key member of Core Location's acquisition and due diligence team. He directly managed the development of Core Location's two key projects in partnership with The Carlyle Group of Washington, D.C., including Lakeside Technology Center in Chicago, Illinois and San Jose Technology Center, San Jose, California. Mr. Yockey earned a Masters Degree from the Department of City and Regional Planning, University of North Carolina at Chapel Hill, as well as a B.A. in Economics from the University of Michigan.

Jeffrey H. Foster. Mr. Foster will serve as a director of the Company effective as of the Initial Closing. Since 2018, he has served as an adjunct professor of real estate at Georgetown University’s McDonough School of Business. Mr. Foster served as the Executive Vice President, Chief Financial Officer and Treasurer of DuPont Fabros Technology (formerly NYSE: DFT), a public data center REIT, from 2013 until it was acquired in 2017. As Chief Financial Officer, he was responsible for obtaining financing through common and preferred equity, bonds and bank debt. He was also responsible for strategic planning, investor relations, accounting and lobbying for a sales tax exemption. From 2007 to 2014, Mr. Foster served as Chief Accounting Officer of DFT. Mr. Foster played an integral role in DFT’s initial public offering in 2007 and its sale to Digital Realty Trust in 2017. Prior to his time at DFT, Mr. Foster served as the Chief Accounting Officer of Global Signal, the first publicly traded cell tower REIT. Mr. Foster began his career as a CPA at Arthur Anderson. Mr. Foster also serves on the board of Vault Digital Infrastructure, LP, a data center company. Mr. Foster has a B.S. in Accounting from the University of Florida and a Masters in Accountancy from the University of South Florida.

Daniel J.W. Neal. Mr. Neal will serve as a director of the Company effective as of the Initial Closing. Since 1996, Mr. Neal has served as the chairman and chief executive officer of Kajeet, Inc. a privately held cloud software and wireless networking technologies company that he founded. Prior to founding Kajeet, Mr. Neal served as chief executive officer & vice chairman of VCampus Corporation (formerly NASDAQ: VCMP). Prior to VCampus, Mr. Neal was part of the team that built USinternetworking, Inc. (formerly NASDAQ: USIX). USinternetworking had a successful initial public offering and secondary offering, and was subsequently acquired by AT&T. Mr. Neal is an inventor on 31 U.S. patents in the fields of wireless technology and software. Before entering the technology sector, Mr. Neal worked in real estate finance and in public sector real estate development. Mr. Neal was recruited by the Public Buildings Service of the U.S. General Services Administration to lead a large team of real estate facilities planners responsible for the analysis and programming of an 80 million square foot portfolio of owned and leased real estate in the national capital region. Mr. Neal also worked at a senior level in the Office of the Vice President to effect management improvements in Federal real estate financing, development and portfolio management. Mr. Neal holds an AB in political science from the University of California, Berkeley, and an M.B.A. from the Wharton School of the University of Pennsylvania.

Samuel M. Spiritos. Mr. Spiritos will serve as a director of the Company effective as of the Initial Closing. Since 2013, Mr. Spiritos has served as the Managing Shareholder of Shulman, Rogers, Gandal, Pordy & Ecker, P.A, a full-service Maryland law firm. Mr. Spiritos also currently serves as the Chair of the Shulman Rogers Hospitality Practice, where he focuses on deal structuring, purchase and sale contracts, franchise agreements, management agreements, financings (representing creditors and owners), joint ventures, construction and development. Mr. Spiritos has over twenty-five years of experience advising clients in commercial real estate transactions involving all asset classes. Mr. Spiritos also represents both lenders and borrowers on commercial loan transactions, particularly acquisitions and development financings, asset based lending, health care financings, construction and permanent loans, retail, office and hotel development and financings and workouts. Prior to his service as Managing Shareholder, Mr. Spiritos served as Chair of both the Shulman Rogers Real Estate Department and the Commercial Real Estate Transactions Practice Group. Mr. Spiritos serves as Chair of the Board of Best Buddies (Maryland, D.C. Metro area) and as a member of the Board of Directors of Montgomery College Foundation. Mr. Spiritos holds a BS from The Wharton School of Management of the University of Pennsylvania, a J.D. from the University at Buffalo School of Law and an M.B.A. from the State University of New York at Buffalo.

Alexander Topchy. Mr. Topchy will serve as the chief financial officer of the Company effective as of the Initial Closing. Mr. Topchy has served as the chief financial officer of BSR since 2009. Prior to joining BSR, from 2003 to 2006, Mr. Topchy was Vice President of Finance at EastBanc, Inc., a real estate developer based in Washington, DC, engaged in repositioning high-street retail properties and developing ground up luxury residential condominiums. While at EastBanc, Mr. Topchy coordinated with foreign financial partners, investors, and lenders, and performed financial feasibility studies for all of EastBanc’s investments. Prior to EastBanc, he worked as a Senior Financial Analyst at Core Location, LLC, performing financial analysis for development projects, including two major technology centers. Mr. Topchy began his career at The Clark Construction Group, where he gained experience in project management and contract negotiation. Mr. Topchy has an M.B.A. in Finance and International Business from the University of Maryland's Robert H. Smith School of Business, and a B.S. in Civil and Environmental Engineering from Cornell University. He is a member of the CFA Institute and the CFA Society Washington, D.C., and has been a CFA Charterholder since 2004. Mr. Topchy previously served as Treasurer from 2017 to 2019 and as Director from 2016 to 2017 for the CFA Society Washington, D.C., Board of Directors.

Family Relationships

Mr. Bencivenga and Ms. Sheridan are husband and wife. Following the Initial Closing and the changes in the Board and our executive officers, there will be no family relationships between any of the Company’s directors and executive officers.

CORPORATE GOVERNANCE

Committees of the Board

We currently have limited operations. As a result, our Board has not designated audit, nominating or other committees. Instead, these responsibilities are handled by the Board. Without an audit committee, we have not designated a director as an “audit committee financial expert” as defined by SEC rules. Following the Initial Closing, we expect the Board to establish three standing committees: the audit committee, the compensation, and the nominating and corporate governance committees as described below.

Audit Committee

Following the Initial Closing, we expect the Board to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

●	our accounting and financial reporting processes;

●	the integrity of our consolidated financial statements and financial reporting process;

●	our systems of disclosure controls and procedures and internal control over financial reporting;

●	our compliance with financial, legal and regulatory requirements;

●	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

●	the performance of our internal audit function; and

●	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Following the Initial Closing, we expect the Board to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	reviewing employment agreements and severance agreements of employees who are not executive officers;

●	implementing and administering our equity-based incentive compensation remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	producing a report on executive compensation to be included in our annual proxy statement, to the extent required; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Following the Initial Closing, we expect the Board to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

●	identifying and recommending to the Board qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

●	developing and recommending to the Board corporate governance guidelines and implementing and monitoring such guidelines;

●	reviewing and making recommendations on matters involving the general operation of the Board, including board size and composition, and committee composition and structure;

●	recommending to the Board nominees for each committee of our Board;

●

annually facilitating the assessment of the Board’s performance as a whole and of the individual directors, as required by applicable law, regulations and the applicable corporate governance listing standards; and

●	overseeing our Board’s evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Meetings of the Board of Directors

Our Board held two meetings during the year ended December 31, 2018.

Director Nominations

The Board does not currently have a nominating committee. Instead, the Board believes it is in the best interests of the Company to rely on the insight and expertise of all directors in the nominating process. Our directors will recommend qualified candidates for director to the full Board and nominees are subject to approval by a majority of our Board members. Nominees are not required to possess specific skills or qualifications; however, nominees are recommended and approved based on various criteria including relevant skills and experience, personal integrity and ability and willingness to devote their time and efforts to the Company. Qualified nominees are considered without regard to age, race, color, sex, religion, disability or national origin. We do not use a third party to locate or evaluate potential candidates for director. The Board considers nominees recommended by stockholders according to the same criteria. As described above, following the Initial Closing, we expect the nominating and corporate governance committee to identify and recommend to the Board qualified candidates for election as directors.

Director Independence

Of the current directors, the Board has determined that Donald S. Denbo, Bennett Marks and Vineet P. Bedi are “independent” as defined by NASDAQ Stock Market Listing Rule 5605(a)(2). Although our common stock is not listed for trading on the NASDAQ stock market, we have selected the NASDAQ rules as an appropriate guideline for determining the independence of our Board members. The Board may determine to use different independence criteria in the future.

Board Leadership Structure

Currently, Mr. Marino serves as the chairman of the Board and Mr. Bencivenga serves as the president and chief executive officer of the Company, which we believe is the appropriate leadership structure for the Company prior to the Initial Closing. Following the Initial Closing, Mr. Jacoby will serve as both chairman of the Board and chief executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our Common Stock, to make filings with the SEC reporting their ownership, and changes in their ownership, of our Common Stock and to furnish us with copies of these filings. Based solely on our review of copies of reports furnished to us, we believe all Section 16(a) filing requirements were timely met in 2018. Copies of these filings are available on our website at www.MedAmericaproperties.com or the SEC’s website at www.sec.gov.

LEGAL PROCEEDINGS

There are no proceedings in which our current or incoming directors, officers or any affiliates or any record or beneficial holder of 5% of our Common Stock is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Our Chief Executive Officer

The following table summarizes the compensation paid or accrued by us to our chief executive officer (principal executive officer) during 2018 and 2017. No other executive officers’ compensation exceeded $100,000 during 2018.

Name and Principal Position	Year	Salary (1)	Total
Joseph C. Bencivenga	2018	$43,750	$43,750
Chief Executive Officer & President (2)	2017	25,000	25,000

(1)

Mr. Bencivenga was appointed as president and chief executive officer on August 25, 2017. This column does not reflect amounts paid to his wife, Patricia Sheridan, who serves as our chief financial officer. She received total salaries of $60,000 in 2018 and $18,750 in 2017.

(2)

We stopped paying Mr. Bencivenga a salary after July 31, 2018. A related party reimbursed the Company $39,375 related to Mr. Bencivenga’s compensation for services provided to the related party in 2018.

The following table summarizes information with respect to stock options held by our chief executive officer as of December 31, 2018. There were no other outstanding equity awards held by our chief executive officer as of December 31, 2018.

Name	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Joseph C. Bencivenga	15,000*	—	—	$8.00	8/22/2022

* The award is fully vested.

Director Compensation

On May 24, 2018, Vineet P. Bedi joined the Board and, on June 11, 2018, we granted Mr. Bedi a fully-vested five-year option to purchase 10,000 shares of our Common Stock for $6.00 per share for his services as a director. None of our other directors were compensated for their service on the Board in 2018. Mr. Bencivenga’s compensation for serving as our chief executive officer is described above under “Compensation of Our Chief Executive Officer.”

Name	Option Awards	Option Value*	Total
Gary O. Marino	—	—	—
Donald S. Denbo	—	—	—
Bennett Marks	—	—	—
Paul S. Dennis	—	—	—
Vineet P. Bedi*	10,000	$60,000	$60,000

* The option value column represents the fair value of the award as of the grant date in accordance with FASB ASC Topic 718. These amounts represent awards that are paid in options to purchase shares of our Common Stock and reflect the actual amounts that may be realized by the director. Represents 10,000 fully vested stock options exercisable at $6.00 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2018, Mr. Joseph Bencivenga, the Company's president and chief executive officer performed work for International Rail Partners LLC (“IRP”), an entity controlled by Mr. Marino, the Company’s chairman. The Company invoiced IRP for Mr. Bencivenga’s services and received payments for compensation and expenses in the aggregate amount of $125,090.

On September 13, 2018, the Company entered into an office lease and administrative support agreement (the “2018 Lease Agreement”) with BEP. The 2018 Lease Agreement has a month-to-month term commencing on September 1, 2018. The 2018 Lease Agreement provides for the Company’s use of a portion of BEP’s offices and certain overhead items at the BEP offices, such as space, utilities and other administrative services, for $5,000 a month. The 2018 Lease Agreement replaces the June 8, 2017 office lease and administrative support agreement between the Company and BEP. Total expenses incurred by the Company under the 2018 Lease Agreement amounted to $140,000 for the year ended December 31, 2018.

On January 30, 2019, the Company entered into an agreement to terminate the February 3, 2017 Support Agreement between the Company and BEP (the “Support Agreement”). The Support Agreement requires the Company to pay BEP a success fee for the services provided by BEP to the Company under the Support Agreement if the Company acquired more than 50% of the assets or capital stock of any company within the one-year period following the effective date of the termination of the Support Agreement.

Concurrently with the entry into the Merger Agreements, Messrs. Jacoby and Yockey entered into a representation, warranty and indemnification agreement with the Company and Broad Street Operating Partnership, LP (the “Operating Partnership”), a partnership wholly owned by the Company that was formed to serve as the Company’s operating subsidiary following the completion of the Mergers, pursuant to which they agreed to indemnify the Company and the Operating Partnership for certain breaches of the representations and warranties of BSR, BSV and the Broad Street Entities contained in the Merger Agreements for a period of one year following the closing of the Mergers.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Information Statement, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders. We expect the Board to adopt a formal policy with respect to such matters following the Initial Closing.

Stockholders Communications with Directors

Although we do not have a formal policy regarding communications with the Board, stockholders may communicate with the Board by writing to us at MedAmerica, Boca Center, Tower 1, 5200 Town Center Circle, Suite 550, Boca Raton, Florida 33486 Attention: Joseph C. Bencivenga. Stockholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

MEDAMERICA PROPERTIES INC.

Dated: November 4, 2019

By: /s/ Joseph C. Bencivenga

Joseph C. Bencivenga, President and Chief Executive Officer